P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338
Head Office 79 Pall Mall
London SW1Y 5EJ England
Incorporated by Royal Charter
with limited liability
Company number Z73

02 MAR 22 AM 8:36

7 March 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02015997

82-2083

SUPPL

Dear Sirs

P&O PRELIMINARY ANNOUNCEMENT OF 2001 RESULTS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Liz Eddington
Company Secretariat

enc

dlw 3/22

82-2083

P&O

Press Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:00 HOURS (UK TIME), THURSDAY 7 MARCH 2002

P&O'S PRELIMINARY ANNOUNCEMENT OF 2001 RESULTS

Financial Keypoints*

- Total operating profit down 25% to £273.6 million mainly due to reduced earnings from P&O Nedlloyd and property disposals
- Ports operating profit up 12% to £115.1 million
- Cold Logistics operating profit up 29% to £18.0 million
- Contract Logistics operating profit up 23% to £15.9 million
- Robust balance sheet and operating cash flow
- Recommended dividend for the year of 13.5p
- Significant earnings improvement expected in 2002 from core businesses

02 MAR 22 AM 8:36

Operational Keypoints

- Organic growth in Ports throughput of 9%, more than twice the worldwide industry average
- Major new container terminal concession won at Chennai in India
- Excellent Cold Logistics performance in Australasia
- Contract Logistics revenue up 12% with an increased margin
- Successful introduction in the North Sea of the world's largest cruiseferries
- Extended performance improvement measures across the Group

* 2001 results are compared to 2000 pro forma results excluding the cruises business which was demerged on 23 October 2000.

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 Email: communications@pogroup.com

Comment by P&O Chairman, Lord Sterling

"In 2001 we advanced in two of our three core businesses, Ports and Logistics. But our overall results were hit in a year characterised by an exceptional mix of adverse influences in the global environment in which P&O operates: slowdown of world trade; the aftermath of the tragic events of 11 September; and the foot and mouth crisis.

Huge efforts have been, and are being, made by everyone in the Group to meet these challenges and we expect our core businesses - Ports, Logistics and Ferries - to achieve a significantly improved result in 2002. If the economic forecasters are correct and the global economy begins to accelerate later this year, the Group is well positioned to take full advantage and move strongly ahead."

A presentation of the results for analysts and investors will be held at 09.00 hours today at the London Underwriting Centre, 3 Minster Court, Mincing Lane, London EC3. This presentation will also be available on the Group website: www.pogroup.com.

Further information: Peter Smith, Director, P&O
020 7930 4343

P&O is a major international logistics and transport company. Its fastest growing business is the development of container ports around the world. P&O provides contract and cold logistics services internationally and owns half of P&O Nedlloyd, one of the world's largest container shipping lines. It is also the leading ferry operator in the UK.

PRELIMINARY STATEMENT

Results and dividend

Total operating profit of £273.6 million was lower than in 2000 (pro forma £365.3 million), mainly because of the adverse effect on P&O Nedlloyd of slower growth in world trade. As expected, earnings from Property reduced following the major disposals in 2000, while Ferries had to contend with the outbreak of foot and mouth disease. In contrast, operating profit for our Ports and Logistics businesses increased by 17% to £148.8 million (2000 £127.3 million).

After exceptional profits of £13.0 million (2000 £106.4 million loss), profit before interest and tax increased by 11% to £286.6 million (2000 £258.9 million). Cash flow before net investment and dividends remained robust at £203.2 million (2000 £292.3 million).

The Board recommends a final dividend of 9 pence per £1 nominal of deferred stock which, together with the interim dividend of 4.5 pence, amounts to a total of 13.5 pence for the year. The dividend will be paid on 5 June 2002 to deferred stockholders on the register at the close of business on 22 March 2002.

Our dividend policy continues to reflect our view of the long term prospects for the Group. We aim for a steady increase in the dividend and for it to be generally twice covered. Any short term profit volatility resulting from cyclical businesses will not affect this policy.

Ports

P&O Ports generated an operating profit of £115.1 million, 12% up on 2000 (£102.5m). Good growth was achieved in the majority of our terminals. We had a weaker result in Buenos Aires because of the economic problems there and our Southampton terminal, despite winning market share, had reduced ancillary income and slower growth than anticipated. Overall organic growth in earnings from container terminals was in line with the organic growth in throughput, a good result in view of the demanding trading conditions.

Total container throughput for the year was 9.8 million teus, an 18% increase over 2000. Organic volume growth was 9% in 2001 compared to 16% in 2000. The reduced rate of growth

occurred largely in the second half of the year as the US economy slowed. It was nevertheless more than twice the underlying growth rate estimated for the industry worldwide, confirming the resilience and inherent competitive strengths of our business.

Return on average net operating assets was 13%. Capital expenditure on acquisitions and new facilities was approximately £120 million. On 30 November, P&O Ports commenced operations at Chennai in India, the country's second largest container port after Mumbai where we already have a major presence. Capacity upgrades were made at New York, Mumbai and Southampton. There were some small acquisitions including a company in the high margin sector of container packing, unpacking and distribution in Australia. New investment opportunities in a number of countries, including China, India, the Philippines and the US, as well as in Europe, are being progressed.

The current slowdown in world trade is expected to last through the traditionally weak first quarter of 2002 and possibly into the second half year. Thereafter stronger organic growth should return. We will continue to expand our existing terminals, which could ultimately double present capacity, and pursue new investment opportunities that meet strict value creation targets. We are managing the portfolio closely and delivering further cost efficiencies. We reiterate our commitment to achieving £15 million of savings this year from the value improvement programme.

Maritime Services had another excellent year with favourable market conditions. The offshore supply fleet was expanded and operated at close to full capacity. Business from Australian government and other contracts produced strong results. The outlook for 2002 is good with a high level of contracted commitments.

Logistics

Cold Logistics achieved a good result with an operating profit of £18.0 million, 29% up on 2000 (£13.9 million). Approximately half the increase in earnings was from organic growth. Return on average net operating assets was 10.4%. Despite integration of new operations, the EBIT margin was maintained at 13% on the back of a strong result in Australasia from improved productivity and cost control. Capital expenditure was approximately £30 million and included acquisitions in the US and New Zealand.

Cold Logistics has continued to strengthen its position as one of the world's leading international providers of logistics services for temperature sensitive products, with a focus on the retail food sector. The operations are underpinned by industry leading IT systems and proven management experience. Long term relationships continue to be developed with major food retailers, manufacturers and primary producers, including McCain's, Nestle, Unilever and Wal Mart.

Over half the operating profit is now earned from the US where we are the sixth largest cold logistics company. This is the main focus for future expansion. Higher electricity costs there are expected to be offset as consistent operational processes and service delivery are achieved. New customers and consolidation opportunities continue to be pursued in Australasia, reinforcing P&O's leading market position. The much smaller business in Argentina remained profitable but was affected by economic and political difficulties.

Within Trans European, Contract Logistics maintained a strong rate of growth. Turnover grew by 12% to £745.5 million and operating profit increased by 23% to £15.9 million (2000 £12.9 million). Return on average net operating assets was 11%. Total capital expenditure including acquisitions and new facilities was £26 million. Margins improved to 2.1%, reflecting the "asset light" structure of the business with a 5:1 turnover to asset ratio. Strong performances in the UK, Spain and France more than offset a slower German market.

The increase in revenue was due to additional business and new contracts with a gross annual value of approximately £80 million with companies such as Case New Holland, Electrolux, New Look and Philips. Of particular note was the increase in turnover in fourth party logistics to over £120 million. Further overall growth is expected in 2002 with any weaknesses in the Western European economies being more than offset by the pipeline of new contracts and the increasing scale of the business in Eastern Europe.

Unit Loads achieved a near break even result compared to a loss of £2.0 million in 2000. The business continued to experience a tough market in 2001, mainly as a result of the strength of Sterling against the Euro and the consequent decline in UK exports to the Eurozone. Net operating assets were reduced by £8.9 million to £49.5 million due to restructuring and now only account for a quarter of the total asset base of Trans European. Further restructuring of the business will occur in 2002 targeting additional cost savings of at least £2 million per annum.

Ferries

The main reason for the reduction in earnings for Ferries to a small operating loss of £1.0 million (2000 £20.1 million profit) was the adverse impact of foot and mouth disease, which resulted in lost profit of approximately £13 million.

P&O's 60% share of the operating profit of P&O Stena Line was £25.3 million (2000 £22.5 million). This was a good result in view of the challenging conditions and was largely due to a continuing high level of on board sales. Return on average net operating assets was 15%, comfortably exceeding the cost of capital. The total Short Sea freight market grew by 9%, although most of this was absorbed by a new entrant. The tourist market declined by 7% due to foot and mouth.

The North Sea was loss making as a result of foot and mouth and the one-off costs associated with the introduction of two new cruiseferries and refurbishment of two existing ferries. A major turnround is expected in 2002, with yield improvements and cost savings from the retonnaging programme and the ending of the foot and mouth outbreak. Results on the Irish Sea were in line with the previous year. We commenced a new service between Mostyn in North Wales and Dublin which has been well received. The Western Channel achieved an improved result but remained loss making. Most of our ships there are chartered and capital employed is therefore low. As we renegotiate these charters this year, and retonnage where appropriate, further benefits will be seen in 2003 as a result of which we would expect to be cash positive.

It is anticipated that 2002 will see a resumption of growth in tourist traffic now that the foot and mouth outbreak appears to be over. There should also be a marked benefit from the £40 million campaign to be undertaken by government and the private sector in the coming weeks to bring tourists back to the UK in conjunction with the Golden Jubilee. In addition, there should be consequent increases in on board spend. We expect to see continuing growth in Anglo-Continental and Irish Sea freight, with increased average rates. P&O is committed to driving operational efficiencies across all routes. The Group purchasing initiative is starting to bear fruit with fuel and other savings already totalling over £3 million per annum. By the end of 2002 we expect Ferries to be achieving returns that cover the cost of capital.

P&O Nedlloyd

A separate announcement is being made today by P&O Nedlloyd of its results for 2001. The operating profit attributable to P&O's 50% share of the joint venture was £22.8 million (2000 £66.2 million). Total throughput increased by 5% to 3.2 million teu. Having started strongly, world trade growth in 2001 soon started to slow, a trend which gathered pace following the tragic events of 11 September. This trend was exacerbated by further deliveries of new ships in the industry. Average freight rates fell 4% year on year but 13% from the final quarter in 2000 to the final quarter in 2001. P&O Nedlloyd exceeded its cost savings target of US$180 million for 2001, reaching over US$200 million. Return on average net operating assets was 3% (2000 9%).

Average freight rates have fallen a little further in early 2002 although there are tentative signs on some trades that they may have bottomed out. Limited increases in container throughput are anticipated until the second half of the year and are not expected to exceed the rate of supply of new ships until 2003. Further cost savings programmes totalling approximately US$200 million by the end of 2003 have previously been announced. The global operations and IT systems introduced in 2001 have enabled these programmes to be significantly expanded with the aim of reaching US$350 million in the same timescale. A main component will be the reduction in headcount of 1,000 this year. Other measures being taken include rationalising services and laying up tonnage as well as tight control of capital expenditure and working capital.

Container shipping has a high level of operational gearing. The major cost savings being achieved by P&O Nedlloyd mean that the benefits from a turnround in world trade are likely to be significant. It also puts the company in a good position to exploit consolidation opportunities.

Property

Property achieved another good result with operating profit of £94.7 million (2000 £133.9 million) from a reduced asset base. The main contributor was development sales. As expected, rental income was much lower following the sale of the major part of the UK investment property portfolio in 2000.

At the end of 2001, total net operating assets for Property were £848.1 million. The development portfolio accounted for approximately 70% and investment property 10%. The remainder consisted of other smaller property related businesses that will be realised in due course.

Of the development portfolio, 60% of the net operating assets are located in the US. A significant proportion consists of land banks and related work in progress at Denver and Atlanta. Denver achieved another strong result, with increased turnover and profit compared to 2001, while Atlanta saw a reduced level of activity. Further steady progress was made in refurbishing the old Boston Wharf properties.

Over the next few years we shall continue to build out the US land banks. We will be proactive in looking for profitable sales from the rest of the division and expect the total resources to reduce substantially.

Strategic direction

The Board's overriding aim is to continue to create value for shareholders. It is eighteen months since we demerged our cruise business and recent events have underlined the shareholder value created by that decision. As we move ahead we will direct capital to the strongest growing areas of the business and exit from, or reduce, investment elsewhere. In the short term, as with our property disposals, this may result in some dilution of earnings before new investments start to contribute fully.

In 2001, slower world trade growth and the uncertain economic climate made it difficult to achieve all of the Group's corporate objectives. Nevertheless a number of steps were taken. Further capital was directed to container terminal investments globally. A notable success was winning the Chennai concession in India. We successfully expanded Cold Logistics and continued to reallocate capital from Unit Loads to Contract Logistics. Across the Group we further tightened performance criteria and increased the benefits from synergies.

Despite a weaker result in 2001 for Ferries, it remains strongly cash positive. The new ferries that are being introduced will help to improve margins and the ending of the foot and mouth

outbreak should be of considerable benefit. We are restructuring those routes where results are not satisfactory. As the UK market leader, P&O can drive rationalisation and consolidation.

P&O Nedlloyd has highly cyclical profits and we are determined to reduce our exposure to this business. It does not, however, have any cash flow impact on the Group. Several strategic initiatives were actively pursued in 2001, bearing in mind the value of an ongoing relationship with Ports. The Group's key priority for 2002 is to reach a positive outcome. In the meantime P&O Nedlloyd's management is continuing to make excellent progress in reducing unit costs.

P&O's 50% share of Associated Bulk Carriers achieved an operating profit of £8.3 million and we received dividends of £18.2 million. The business is now externally managed and we will look for opportunities to dispose of our remaining interest. In the meantime, we have announced that it will operate within a major new pool of capesize tonnage.

Outlook

The current slowdown in world trade growth is expected to continue during the first half of 2002. This will primarily affect P&O Nedlloyd. P&O's Ports and Logistics businesses have strong market positions and have proved resilient to the slowdown experienced to date.

Significant steps are being taken to ensure that Ferries will have a much better year. Our Property business continues to support the Group's robust operating cash flow and balance sheet. Its earnings will fall as capital is reallocated towards our high growth businesses, although trading conditions remain generally firm.

Huge efforts have been, and are being, made by everyone in the Group to meet these challenges and we expect our core businesses - Ports, Logistics and Ferries - to achieve a significantly improved result in 2002. If the economic forecasters are correct and the global economy begins to accelerate later this year, the Group is well positioned to take full advantage and move strongly ahead.

GROUP PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Turnover: Group and share of joint ventures	4,499.1	4,393.5	5,774.7
Less: share of joint ventures' turnover	(2,023.1)	(1,830.5)	(1,830.5)
Group turnover (note 3)	**2,476.0**	**2,563.0**	**3,944.2**
Net operating costs	(2,297.4)	(2,318.4)	(3,462.1)
Group operating profit	**178.6**	**244.6**	**482.1**
Share of operating results of: joint ventures	75.9	110.4	110.4
associates	19.1	10.3	10.6
Continuing operations	273.6	365.3	365.3
Discontinued operations	-	-	237.8
Total operating profit (note 4)	**273.6**	**365.3**	**603.1**
Profit/(loss) on sale of properties held as fixed assets	2.5	(17.1)	(17.1)
Profit/(loss) on sale of other fixed assets and businesses	10.5	(89.3)	(297.6)
Profit on ordinary activities before interest	**286.6**	**258.9**	**288.4**
Net interest payable and similar items (note 8)	(113.6)	(96.2)	(116.3)
Profit on ordinary activities before taxation	**173.0**	**162.7**	**172.1**
Taxation (note 9)	(44.8)	(83.7)	(88.0)
Profit on ordinary activities after taxation	**128.2**	**79.0**	**84.1**
Equity minority interests	(8.9)	(14.1)	(15.9)
Profit for the financial year attributable to stockholders	**119.3**	**64.9**	**68.2**
Dividends on equity and non-equity share capital	(95.6)	(157.3)	(157.3)
Dividends in specie on the demerger of the cruise business	-	-	(1,807.3)
Retained profit/(loss) for the financial year	**23.7**	**(92.4)**	**(1,896.4)**
Basic earnings per £1 nominal of deferred stock	**17.0p**	**9.1p**	**9.6p**
Dividends per £1 nominal of deferred stock	**13.5p**	**N/A**	**22.5p**

SUMMARISED GROUP BALANCE SHEET
AS AT 31 DECEMBER 2001

	2001 £m	2000 £m
Goodwill	181.8	171.3
Ships	186.6	197.5
Properties	485.5	484.4
Other fixed assets	641.1	598.7
Investments	1,113.4	1,062.1
Development and dealing properties	393.2	367.1
Stocks	56.2	61.8
Debtors	658.4	811.3
	3,716.2	3,754.2
Net borrowings (note 10)	(1,096.7)	(1,025.4)
Other creditors and provisions	(931.4)	(994.9)
Net assets	**1,688.1**	**1,733.9**
Capital and reserves		
Share capital and share premium	1,531.4	1,530.2
Reserves	103.8	132.6
Stockholders' funds	**1,635.2**	**1,662.8**
Equity minority interests	52.9	71.1
	1,688.1	**1,733.9**

SUMMARISED GROUP CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2001

	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Net cash inflow from operating activities and dividends from joint ventures and associates	315.1	394.8	708.3
Returns on investments and servicing of finance	(84.5)	(58.2)	(106.1)
Taxation	(27.4)	(44.3)	(67.5)
	203.2	292.3	534.7
Purchase of fixed assets and investments	(276.8)	(250.2)	(731.0)
Sale of fixed assets and investments	134.6	640.5	649.5
Purchase of subsidiaries, joint ventures and associates	(88.2)	(188.4)	(198.1)
Sale of subsidiaries, joint ventures and associates	111.0	98.0	98.0
On demerger of P&O Princess Cruises	-	-	(360.2)
	83.8	592.2	(7.1)
Equity dividends paid	(92.1)	(222.4)	(222.4)
Net cash (outflow)/inflow before management of liquid resources and financing	(8.3)	369.8	(229.5)

Movement in net borrowings

	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Net cash (outflow)/inflow before management of liquid resources and financing	(8.3)	369.8	(229.5)
Issues of stock	1.3	13.7	13.7
Borrowings of subsidiaries (acquired) less sold	(27.7)	(180.3)	(180.3)
Inception of finance leases and other non-cash movements in net borrowings	(29.9)	(39.4)	(39.4)
On demerger of P&O Princess Cruises	-	(197.5)	812.4
Exchange movements in net borrowings	(6.7)	(48.0)	(66.4)
(Increase)/decrease in net borrowings	(71.3)	(81.7)	310.5

NOTES

1 Basis of preparation of pro forma comparative figures

Certain companies and businesses which were previously consolidated in the Group accounts were transferred to P&O Princess Cruises plc on 23 October 2000 as a result of the demerger of the Group's cruise business. The pro forma comparative figures in this statement exclude the results and cash flows of these companies and businesses (as well as demerger costs) and reflect the financial structure that was put in place on demerger, but were otherwise prepared using the Group's accounting policies. In addition the pro forma comparative figures exclude an element of the Group's overhead costs, which was allocated to P&O Princess Cruises plc consistently throughout the period based on its share of the turnover and staff numbers of the Group prior to the demerger.

2 Reconciliation of movements in stockholders' funds

	Actual 2001 £m	Actual 2000 £m
Profit for the financial year attributable to stockholders	119.3	68.2
(Deficit)/surplus on valuation of properties including those held by joint ventures and associates	(5.4)	3.0
Deferred taxation on valuation surplus	(0.4)	-
Fair value adjustments to existing interests in net assets on acquisition of subsidiary	-	(24.4)
Exchange movements on foreign currency net investments	(41.7)	149.2
UK taxation on exchange movements on foreign currency net investments:		
Current period	(2.7)	(7.8)
Prior periods	(2.4)	(1.5)
Total recognised gains and losses for the financial year	66.7	186.7
Dividends on share capital	(95.6)	(157.3)
Demerger dividend in specie	-	(1,807.3)
New stock issued	1.3	13.7
Goodwill on disposals	-	51.5
Net change in stockholders' funds	(27.6)	(1,712.7)
Stockholders' funds at the beginning of the financial year	1,662.8	3,375.5
Stockholders' funds at the end of the financial year	1,635.2	1,662.8

3 Group turnover

	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Continuing operations			
Ports	630.7	531.6	531.6
Logistics			
Cold Logistics	137.2	105.8	105.8
Contract Logistics	745.5	668.7	668.7
Unit Loads	299.4	322.3	322.3
Ferries	455.8	433.4	433.4
Bulk Shipping	-	103.5	103.5
Property	207.4	397.7	397.7
	2,476.0	2,563.0	2,563.0
Discontinued operations			
Cruises	-	-	1,381.2
	2,476.0	2,563.0	3,944.2

4 Total operating profit

	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Ports	115.1	102.5	102.5
Logistics			
Cold Logistics	18.0	13.9	13.9
Contract Logistics	15.9	12.9	12.9
Unit Loads	(0.2)	(2.0)	(2.0)
Ferries	(1.0)	20.1	20.1
P&O Nedlloyd	22.8	66.2	66.2
Bulk shipping	8.3	17.8	17.8
Property	94.7	133.9	133.9
	273.6	365.3	365.3
Discontinued operations			
Cruises	-	-	237.8
	273.6	365.3	603.1

5 Total operating profit by half year

	Six months to 30 June		Six months to 31 December		Twelve months to 31 December	
	2001 Actual £m	2000 Pro forma £m	2001 Actual £m	2000 Pro forma £m	2001 Actual £m	2000 Pro forma £m
Continuing operations						
Ports	52.9	40.3	62.2	62.2	115.1	102.5
Logistics						
Cold Logistics	8.8	6.2	9.2	7.7	18.0	13.9
Contract Logistics	6.6	4.8	9.3	8.1	15.9	12.9
Unit Loads	(0.2)	(0.8)	-	(1.2)	(0.2)	(2.0)
Ferries	(18.1)	(7.4)	17.1	27.5	(1.0)	20.1
P&O Nedlloyd	23.8	9.7	(1.0)	56.5	22.8	66.2
Bulk Shipping	7.4	3.5	0.9	14.3	8.3	17.8
Property	54.5	92.3	40.2	41.6	94.7	133.9
	135.7	148.6	137.9	216.7	273.6	365.3

6 Net operating assets and operating profit before depreciation and amortisation

	Net operating assets		Operating profit before depreciation and amortisation	
	Actual 2001 £m	Actual 2000 £m	Actual 2001 £m	Pro forma 2000 £m
Continuing operations				
Ports	964.2	857.7	164.5	137.8
Logistics				
Cold Logistics	186.3	160.0	25.8	20.3
Contract Logistics	154.9	127.9	30.1	26.8
Unit Loads	49.5	58.4	5.1	4.0
Ferries	423.7	432.8	46.3	67.7
P&O Nedlloyd	774.4	760.8	118.5	141.6
Bulk Shipping	151.0	216.8	19.6	35.0
Property	848.1	888.0	100.4	142.3
	3,552.1	3,502.4	510.3	575.5

Net operating assets include ships under construction of £3.9 million (2000 £27.8 million) within Ferries.

In the above table, operating profit before depreciation and amortisation is stated after adding back to total operating profit the depreciation and amortisation of all Group subsidiaries and P&O Stena Line, P&O Nedlloyd and Associated Bulk Carriers.

7 Net investment capital expenditure and net replacement capital expenditure

	Net capital expenditure			
	Investment 2001 £m	Replacement 2001 £m	Investment 2000 £m	Replacement 2000 £m
Ports	(121.3)	(13.2)	(187.9)	(19.6)
Logistics				
Cold Logistics	(24.9)	(4.6)	(46.0)	(4.8)
Contract Logistics	(22.0)	(4.0)	(24.1)	(14.4)
Unit Loads	(0.5)	(2.9)	9.7	(5.2)
Ferries	(5.7)	(10.5)	(19.7)	(15.3)
	(174.4)	(35.2)	(268.0)	(59.3)

	2001	2000
Total for Ports, Logistics and Ferries	(209.6)	(327.3)
Bulk Shipping	62.1	(20.5)
Property	28.1	647.7
	(119.4)	299.9

The above table includes the net cash flows for capital expenditure and financial investment and for acquisitions and disposals.

8 Net interest payable and similar items

	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
Group	(81.1)	(79.0)	(99.2)
Joint ventures	(25.6)	(14.9)	(14.9)
Associates	(6.9)	(2.3)	(2.2)
	(113.6)	(96.2)	(116.3)

9 Taxation

	Actual 2001 £m	Pro forma 2000 £m	Actual 2000 £m
United Kingdom	9.4	(16.6)	(8.7)
Overseas	(44.2)	(57.1)	(69.3)
Joint ventures	(9.0)	(8.8)	(8.8)
Associates	(1.0)	(1.2)	(1.2)
	(44.8)	(83.7)	(88.0)

Included in the taxation charge is a charge of £4.8 million (31 December 2000 pro forma £16.4 million, actual £8.5 million) in respect of profits and losses on the sale of fixed assets and businesses.

10 Net borrowings

Net borrowings include loans of £1,167.7 million (31 December 2000 £1,094.0 million), bank overdrafts of £18.9 million (31 December 2000 £21.7 million) less cash and liquid resources of £89.9 million (31 December 2000 £90.3 million). In the Company's statutory accounts, overdrafts are included within other creditors, cash and liquid resources are included within current assets. The debt/equity ratio, taking net borrowings as a percentage of stockholders' funds, is 67.1% (31 December 2000 61.7%).

11 The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2000 and 31 December 2001. Statutory accounts for 2000 have been delivered to the registrar of companies, and those for 2001 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ
Telephone (020) 7930 4343
Facsimile (020) 7839 9338

7 March 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

82-2083

Dear Sirs

P&O NEDLLOYD RESULTS: FOURTH QUARTER 2001

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington

Liz Eddington
Company Secretariat

enc

82-2083

P&O

Press Release

EMBARGO: NOT FOR PUBLICATION BEFORE 07:10 HOURS (UK TIME), THURSDAY 7 MARCH 2002

P&O NEDLLOYD RESULTS: FOURTH QUARTER 2001

The attached information sets out the financial results, trade statistics and key points for P&O Nedlloyd Container Line Limited for the fourth quarter 2001. In general terms, the main points are:

- P&O Nedlloyd made an operating profit for 2001 of $87 million (2000 $201 million);
- in Q4 2001 it made an operating loss of $8 million before restructuring costs of $12 million;
- average revenue rates fell by 5% compared to Q3 and by 13% compared to Q4 2000;
- revenues in the industry will be down in the first half of 2002 as a result of slower world trade growth and increased capacity; and
- a major expansion and acceleration of cost savings programmes to achieve $350 million per annum by the end of 2003 compared to the $200 million previously announced.

Further information: Peter Smith, Director, Communications & Strategy, P&O
020 7930 4343

Cor Radings, Corporate Public Relations, Royal Nedlloyd
00 31 626 316 854

RESULTS & STATISTICS

	Q4 2001	Q4 2000	Full Year 2001	Full Year 2000
Throughput (teus)				
Europe/Asia	269,000	288,900	1,069,100	1,081,100
North/South & Cross Trades	308,500	291,300	1,169,900	1,085,000
North America	250,600	232,700	944,900	873,900
Total	**828,100**	**812,900**	**3,183,900**	**3,040,000**
Average revenue per teu	1,209	1,385	1,298	1,355
Revenue	1,001	1,126	4,132	4,120
Operating (loss)/profit before interest and tax	**(20)**	**96**	**87**	**201**
Interest, minorities and other items	(15)	(15)	(56)	(61)
(Loss)/Profit before tax	**(35)**	**81**	**31**	**140**

Notes:

1. Teu = twenty foot equivalent unit. This is the standard size of container and is a common measure of capacity in the container business.

2. All financial figures are US$ million except average revenue per teu which is US$.

3. It is important to note that a change in average revenue per teu does not necessarily equal a change in profit contribution. Average revenue per teu is calculated equally across all trades and products. It makes no allowance for cargo mix, relative volumes on different trades or additional elements which are raised and paid for in local currency.

KEY POINTS

1. P&O Nedlloyd achieved an operating profit in 2001 of $87 million compared to $201 million in 2000. Profit before tax was $31 million compared to $140 million previously. The operating loss for Q4 was $20 million compared to a profit of $30 million in Q3 and $96 million in Q4 2000.

2. The main reason for the weaker results in 2001 has been the significant reduction in average revenue rates. The average rate in Q4 was $1,209 which is 13% down on the same period in 2000 and 5% down on Q3 2001. Average rates have fallen a little further since the start of 2002 although there are tentative signs on some trades that they may have bottomed out.

3. Overall volumes for Q4 2001 were similar to Q3 and 2% up on Q4 2000. Loadfactors fell from 82% to 77%. For the industry as a whole, demand in 2001 is estimated to have grown by approximately 3% compared to supply growth of over 9%. Supply is currently expected to exceed demand in 2002 before the position recovers in 2003.

4. The company is making exceptional progress in its drive to reduce costs. Annualised savings in excess of $200 million were achieved by the end of 2001, well ahead of the original $180 million target. These came from reductions in IT, container management, fleet operations and procurement costs. A further $200 million annualised savings target has already been announced for 2002-3. By the end of 2003, this will have been accelerated and expanded to $300 million annualised. In addition, headcount reductions of 1,000 are being implemented across the company this year to save a further $50 million. The new savings are being generated by major change programmes which are standardising procedures and relocating many functions to lower cost areas. There will be a substantial reorganisation cost.

5. The current slowdown in world trade and the excess of supply over demand is expected to reduce revenues across the industry in the first half of 2002. Although there is more optimism now about the prospects for economic growth than earlier this year, it is too soon to be specific. The beneficial impact of the major new cost savings will to some extent cushion P&O Nedlloyd in the current adverse market conditions and ensure that it is well placed to benefit from the upturn in due course.

(ends)